Mail Stop 4561

September 19, 2006

Cai Danmei
1# Dongfeng Road
Xi'an Weiyang Tourism Development District
Xi'an, China N/A

> **Re:** **New Taohuayuan Culture Tourism Co., LTD**
> **Form 8-K/A**
> **Filed September 7, 2006**
> **File No. 000-52019**

Dear Mr. Danmei:

We have reviewed your filing and have the following comment.

General

1.   As requested in our previous letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

As appropriate, please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Cai Danmei
New Taohuayuan Culture Tourism Co., LTD
September 19, 2006
Page 2

Any questions regarding the above should be directed to me at (202) 551-3472.

Sincerely,

Yolanda Crittendon
Staff Accountant